

April 25, 2013

Via E-mail
Dr. John N. Bonfiglio
Chief Executive Officer and President
Oragenics, Inc.
4902 Eisenhower Boulevard, Suite 125
Tampa, Florida 33634

>   **Re: Oragenics, Inc.**
>   **Post-Effective Amendment No. 1 on Form S-3 to a Registration Statement on**
>   **Form S-1**
>   **Filed April 23, 2013**
>   **File No. 333-183685**

Dear Dr. Bonfiglio:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Information Incorporated by Reference, page 38

1. We note that your registration statement incorporates by reference your annual report on Form 10-K for the year ended December 31, 2012. This filing does not contain the Part III information that is required by Form 10-K. Please amend your registration statement, amend your Form 10-K filing, or file your definitive proxy statement to include the required Part III information. Your filing must be complete before we take final action on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Mark A. Catchur
       Shumaker, Loop & Kendrick, LLP
       101 East Kennedy Boulevard
       Suite 2800
       Tampa, Florida 33602